Exhibit 99.1

IceCure Regains Compliance with Nasdaq Minimum Bid Price Requirement

CAESAREA, Israel, June 25, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that on June 18, 2026, it received written notice from Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company’s ordinary shares was $1.00 per share or greater for the 10 consecutive business days from June 4 to June 17, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the bid price deficiency matter now closed.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

IR Contact:

Email: investors@icecure-medical.com

Meir Peleg, CFO

Phone: +1-888-902-5716